UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-4119

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambassador Steel Corporation 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nucor Corporation

1915 Rexford Road

Charlotte, NC 28211

Ambassador Steel Corporation 401(k) Profit Sharing Plan

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants and Retirement Committee

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Auburn, Indiana

We have audited the accompanying statements of net assets available for benefits of Ambassador Steel Corporation 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ambassador Steel Corporation 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

BKD, LLP

Fort Wayne, Indiana

June 23, 2011

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009 (As adjusted - see Note 3)

Assets

Investments, at fair value	$26,742,290	$23,310,155

Receivables
Participants’ contributions	—	40,687
Employer’s contributions	—	26,322
Notes receivable from participants	1,016,930	788,162

	1,016,930	855,171

Total assets	27,759,220	24,165,326

Liabilities

Return of excess contributions	20,304	27,052

Net Assets Available for Benefits	$27,738,916	$24,138,274

See Notes to Financial Statements

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Additions
Investment income
Net appreciation in fair value of investments	$2,178,598	$3,811,360
Interest	161,940	193,351
Dividends	496,457	342,022

	2,836,995	4,346,733

Contributions
Employer	888,095	1,063,127
Participants	1,458,414	1,612,843
Rollovers	125,593	34,291
Merger into Plan	389,586	—

	2,861,688	2,710,261

Total additions	5,698,683	7,056,994

Deductions
Benefits paid to participants	2,092,710	827,700
Administrative expenses	5,331	4,017

Total deductions	2,098,041	831,717

Net Increase	3,600,642	6,225,277

Net Assets Available for Benefits, Beginning of Year	24,138,274	17,912,997

Net Assets Available for Benefits, End of Year	$27,738,916	$24,138,274

See Notes to Financial Statements

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1:	Description of the Plan

The following description of the Ambassador Steel Corporation 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the Plan Administrator.

General

The Plan is a defined-contribution plan which provides retirement benefits for all employees of Ambassador Steel Corporation (Company) who have at least one month of service and are age 18 or older. Those whose employment is subject to a collective bargaining agreement are not eligible. The Company is a subsidiary of Nucor Corporation (Nucor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Great-West Life & Annuity Company (Great-West) serves as Plan recordkeeper and Reliance Trust Company (Reliance) serves as the trustee. Orchard Trust Company, LLC serves as the custodian.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. The Plan also permits Roth contributions and catch up contributions for participants age 50 and over. Employee rollover contributions are also permitted. The Company may make discretionary matching contributions, subject to a maximum matching contribution of $5,000 per participant. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. No profit sharing contributions were made in 2010 or 2009. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

before the new loan is made over a participant’s current balance of loans from the Plan and other qualified Plans on the day the new loan is made. The term of repayment of a loan other than a home loan must not be greater than five years. The term of repayment of a home loan must not be greater than ten years. A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator at the time of the loan. Principal and interest is paid ratably through payroll deductions. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans, which is considered a distribution and would be taxable in the year the loan goes into default.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of service. A participant is fully vested after six years of service, each year consisting of at least 1,000 hours of service. The nonvested balance is forfeited upon termination of service.

Payment of Benefits

Upon termination of service, if the amount of benefit is $1,000 or less it will be paid out in a single lump sum. If the amount is greater than $1,000, the participant may elect a lump sum payment or receive installment payments under the terms of the Plan.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $123,848 and $124,815, respectively. These accounts will be used to reduce future employer contributions or administrative expenses. Also, in 2010 and 2009, employer contributions were reduced by $163,074 and $81,375 from forfeited nonvested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end. Nucor common stock is valued based on the closing price reported on the active market at year-end. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Cost approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Orchard Trust Company, LLC. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

With a few exceptions, the Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. Interest income recognized on notes receivable from participants totaled

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

$44,362 and $50,784 for 2010 and 2009, respectively. These amounts are included in interest on the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs), if any, are recognized on the period ending date.

Subsequent Events

Subsequent events have been evaluated through June 23, 2011, which is the date the financial statements were issued.

Note 3:	Change in Accounting Principle

During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of investments at fair value as they were under previous guidance.

The following financial statement line items for 2010 and 2009 were affected by the change in accounting principle.

	2010 Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Investments, at fair value	$27,759,220	$26,742,290	$(1,016,930)
Notes receivable from participants	—	1,016,930	1,016,930
Total receivables	—	1,016,930	1,016,930

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2009 Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Adjusted	Effect of Change

Investments, at fair value	$24,098,317	$23,310,155	$(788,162)
Notes receivable from participants	—	788,162	788,162
Total receivables	67,009	855,171	788,162

Net assets available for benefits were not affected by the adoption of the new guidance.

Note 4:	Investments

Except for its investment contract with an insurance company (Note 9), the Plan’s investments are held by a bank-administered trust fund.

	2010	2009 (As adjusted - see Note 3)

Mutual funds
Balanced funds	$12,346,297	$10,458,313
Growth funds	4,039,627	3,413,881
Fixed income funds	1,556,933	1,247,723
International funds	2,833,290	2,626,551
Value fund	700,171	500,663
Nucor Corporation common stock	219,636	148,865
Guaranteed investment contracts	5,046,336	4,914,159

	$26,742,290	$23,310,155

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2010	2009

Mutual funds	$2,186,597	$3,797,667
Nucor Corporation common stock	(7,999)	13,693

	$2,178,598	$3,811,360

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

		December 31
		2010	2009

*	Europacific Growth Fund	$1,306,059	$1,335,116
	Growth Fund of America	2,088,731	1,833,018
	Davis New York Venture Fund	1,901,041	1,817,716
	Loomis Sales Bond Fund	1,556,933	1,247,723
	Maxim Moderately Aggressive Profile II	2,747,479	2,323,750
	Maxim Moderate Profile II	2,125,496	1,906,062
	Maxim Aggressive Profile II	1,903,696	1,633,876
	Oppenheimer Global Fund	1,527,231	1,291,435
	Key Guaranteed Portfolio	5,037,139	4,905,699

*	Represents less than 5% of total net assets as of December 31, 2010.

Note 5:	Related Party Transactions

The Key Guaranteed Portfolio (Portfolio) is managed by Great-West., who is recordkeeper of the Plan. Transactions in the Portfolio are considered to be party-in-interest investments. Fees paid to Great-West and affiliates for administrative and recordkeeping services were $5,331 and $4,017 for the years ended December 31, 2010 and 2009, respectively. Additionally, the Plan offers common stock of Nucor Corporation as an investment option. Since Nucor Corporation is the owner of the sponsor of the Plan, these investments are considered to be party-in-interest investments.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 6:	Plan Amendments

During 2009, participants became eligible to select a stock investment with their parent company, Nucor Corporation.

During 2009, the Plan was restated to adopt the Economic Growth and Tax Relief Reconciliation Act of 2010 (EGTRRA), with an effective date of change retroactive to January 1, 2002. The Plan further had an amendment effective August 10, 2009, allowing elective service crediting for all purposes with predecessor employers, including Ersco, Inc., Schad Engineering, Covenant Capital, LLC, Master Works Foundation, Inc., Master Technologies Solutions, LLC, Indy Lube, Inc., Lulich Steel, Sunbelt Rebar, Nufab Rebar, LLC and any partially-owned Nucor company of an affiliated employer.

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

During 2010, the Plan was restated to adopt the Heroes Earnings Assistance and Relief Act of 2008 (HEART) and Worker, Retiree, and Employer Act of 2008 (WRERA), with an effective date of January 1, 2010.

Note 7:	Plan Merger

During 2010, the Plan merged in net assets of Nufab National Rebar, Inc. totaling $389,586.

Note 8:	Disclosures About Fair Value of Assets and Liabilities

Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. The Plan has no liabilities measured on a recurring basis. Additionally, the Plan has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments consist of interests in mutual funds and common stock of Nucor Corporation. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan has no investments classified as Level 2. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy and consist of participant loans and guaranteed investment contracts. Guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

	2010
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$12,346,297	$12,346,297	$—	$—
Growth funds	4,039,627	4,039,627	—	—
Fixed income funds	1,556,933	1,556,933	—	—
International funds	2,833,290	2,833,290	—	—
Value fund	700,171	700,171	—	—
Common stock	219,636	219,636	—	—
Guaranteed investment contracts	5,046,336	—	—	5,046,336

	$26,742,290	$21,695,954	$—	$5,046,336

	2009 (As adjusted – see Note 3)
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$10,458,313	$10,458,313	$—	$—
Growth funds	3,413,881	3,413,881	—	—
Fixed income funds	1,247,723	1,247,723	—	—
International funds	2,626,551	2,626,551	—	—
Value fund	500,663	500,663	—	—
Common stock	148,865	148,865	—	—
Guaranteed investment contracts	4,914,159	—	—	4,914,159

	$23,310,155	$18,395,996	$—	$4,914,159

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010 and 2009:

Guaranteed Investment Contracts

Balances, January 1, 2009	$4,324,641
Purchases	886,059
Settlements	(296,541)

Balances, December 31, 2009	4,914,159
Purchases	855,677
Settlements	(723,500)

Balances, December 31, 2010	$5,046,336

Note 9:	Investment Contract with Insurance Company

The Plan maintains a fully benefit-responsive investment contract with Great-West Life & Annuity Insurance Company (Great-West). Great-West maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.

As described in the basis of accounting disclosure, because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Great-West, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract approximates contract value. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Ambassador Steel Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2010	2009

Average yields
Based on actual earnings	2.49%	3.16%
Based on interest rate credited to participants	2.48%	3.10%

Note 10:	Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting on the modified cash basis on Form 5500 and on the accrual basis in the accompanying statement of net assets available for benefits and classification differences. The reconciliation of net assets available for benefits between the financial statements and Form 5500 for 2010 and 2009, respectively, include recording contributions receivable totaling $0 and $67,009 and recording the liability for excess contributions of $20,304 and $27,052 on the financial statements. The impact on the statement of changes in net assets available for benefits was to reduce contributions by $60,261 for 2010 and increase contributions for 2009 by $39,957 on the financial statements.

Ambassador Steel Corporation 401(k) Profit Sharing Plan

EIN 35-1312982 PN 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issuer		Description of Investment	Current Value

	Mutual Funds
	Alger Mid Cap Growth Fund	44,403 shares	$630,525
	American Balanced Fund	35,990 shares	645,667
	Europacific Growth Fund	31,616 shares	1,306,059
	Growth Fund of America	68,731 shares	2,088,731
	Calvert Social Investment Fund	4,424 shares	158,344
	Davis New York Venture Fund	55,359 shares	1,901,041
	JP Morgan Mid Cap Value Fund	30,271 shares	700,171
	Loomis Sales Bond Fund	109,798 shares	1,556,933
	Lord Abbett Small Cap Value Fund	42,704 shares	1,342,174
	Maxim Moderately Aggressive Profile II	298,964 shares	2,747,479
	Maxim Conservative Profile II	73,235 shares	653,255
	Maxim Moderately Conservative Profile II	111,080 shares	1,027,490
	Maxim Moderate Profile II	273,552 shares	2,125,496
	Maxim Aggressive Profile II	275,101 shares	1,903,696
	Oppenheimer Global Fund	25,298 shares	1,527,231
	Pioneer Oak Ridge Small Cap Growth Fund	40,098 shares	1,162,026

			21,476,318

	Common Stock
*	Nucor Corporation	5,012 shares	219,636

	Guaranteed Investment Contracts
*	Key Guaranteed Portfolio		5,037,139
	Investment Contract with Insurance Company		9,197

			5,046,336

*	Participant Loans	Various loans with interest rates varying from 3.25% to 9.25% due at various dates through 2020.	1,016,930

			$27,759,220

*	Party-in-Interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMBASSADOR STEEL CORPORATION
401(K) PROFIT SHARING PLAN

Date: June 23, 2011	By:	/s/ David E. Worthington
David E. Worthington
Secretary and Treasurer
Ambassador Steel Corporation, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of Document

23	Consent of Independent Registered Public Accounting Firm